Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement ETF STR-1 dated October 24, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-190038

Subject to Completion

Preliminary Term Sheet dated February 5, 2014

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-9 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ETF STR-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.450 and $9.702 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-9 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.000	$
Underwriting discount (1) (2)	$0.125	$
Proceeds, before expenses, to Barclays	$9.875	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.975 per unit and $0.10 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.875 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February     , 2014

Units
$10 principal amount per unit
CUSIP No.
BARCLAYS
Pricing Date* February , 2014
Settlement Date* March , 2014
Maturity Date* March , 2015
* Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)
Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF
Automatically callable if the performance of the SPDR® S&P® 500 ETF Trust (the “SPY”) on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is greater than or equal to the performance of the iShares® Barclays 20+ Year Treasury Bond ETF (the “TLT”). We refer to the comparison of the performance of the SPY and TLT as the “Relative Value Market Measure.”
In the event of an automatic call, the amount payable per unit will be:
[$10.300 - $10.500] if called on the first Observation Date;
[$10.450 - $10.750] if called on the second Observation Date; and
[$10.600 - $11.000] if called on the final Observation Date
If not called on the first or second Observation Date, a maturity of approximately one year and one week
If not called because the performance of the SPY is less than the performance of the TLT, 1% loss of principal for each 1% that the performance of the SPY is less than the performance of the TLT, with 100% of your principal at risk
All payments are subject to the credit risk of Barclays Bank PLC
No periodic interest payments
Limited secondary market liquidity, with no exchange listing
The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction.
Enhanced Return

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Summary

The Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March     , 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which measures the performance of the SPY less the performance of the TLT on any Observation Date (the “Relative Value Market Measure”), is equal to or greater than the Call Level. The Relative Value Market Measure level will increase when the SPY outperforms the TLT, and will decrease when the TLT outperforms the SPY. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the SPY and the TLT. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This range of estimated values may not correlate on a linear basis with the range of Call Amounts and Call Premiums for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year and one week, if not called on the first or second Observation Dates.
Market Measure:

The Relative Value Market Measure, which tracks the performance of SPDR® S&P® 500 ETF Trust (Bloomberg symbol: “SPY”) (the “SPY”) less the performance of iShares® Barclays 20+ Year Treasury Bond ETF (Bloomberg symbol: “TLT”) (the “TLT”).

Starting Value:	The Starting Value will be set to 100 on the pricing date.
Ending Value:	The Observation Level of the Relative Value Market Measure on the final Observation Date.
Observation Level:

The Observation Level of the Relative Value Market Measure on any Observation Date will be the sum of (i) 100 plus (ii) the product of 100 and the Relative Value Return, calculated as described beginning on page TS-7 under “The Relative Value Market Measure.”

However, if a Market Disruption Event for either the SPY or TLT occurs on an Observation Date, the Observation Level will be determined as set forth “Additional Terms of the Notes — Market Disruption Event on an Observation Date” on page TS-11.

Relative Value Return:	The Relative Value Return on any Observation Date will be calculated as follows:
Initial SPY Price and Final SPY Price:

The Initial SPY Price will equal the Closing Market Price of the SPY on the pricing date. The Final SPY Price on any Observation Date will equal the Closing Market Price of the SPY on the applicable Observation Date multiplied by the SPY Price Multiplier.

Initial TLT Price and Final TLT Price:

The Initial TLT Price will equal the Closing Market Price of the TLT on the pricing date. The Final TLT Price on any Observation Date will equal the Closing Market Price of the TLT on the applicable Observation Date multiplied by the TLT Price Multiplier.

Price Multiplier:

1, subject to adjustment for certain corporate events relating to each of the SPY and the TLT, as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments” beginning on page S-29 of product supplement ETF STR-1.

Observation Dates:

August     , 2014, November     , 2014, and March     , 2015 (the final Observation Date), approximately six, nine, and twelve months after the pricing date.

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page S-25 of product supplement ETF STR-1.

Call Level:	100 (or 100% of the Starting Value)
Call Amounts (per Unit) and Call Premiums:

[$10.300 to $10.500], representing a Call Premium of [3.00% to 5.00%] of the Original Offering Price, if called on the first Observation Date;

[$10.450 to $10.750], representing a Call Premium of [4.50% to 7.50%] of the Original Offering Price, if called on the second Observation Date; and

[$10.600 to $11.000], representing a Call Premium of [6.00% to 10.00%] of the Original Offering Price, if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page S-25 of product supplement ETF STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	The Threshold Value will be set to 100 (100% of the Starting Value).
Fees and Charges:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-17.
Calculation Agent:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Relative Value Strategic Accelerated Redemption Securities®	TS-2

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Payment Determination

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level of the Relative Value Market Measure on that Observation Date is equal to or greater than the Call Level.

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value. In no event will the Redemption Amount be less than zero.

Relative Value Strategic Accelerated Redemption Securities®	TS-3

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ETF STR-1 dated October 24, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513409990/d615952d424b2.htm

▪	Series A MTN prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

▪	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ETF STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the performance of the SPY will be greater than the performance of the TLT from the pricing date to any of the Observation Dates, and, in that case, you accept an early exit from your investment.

▪	You accept that the return on the notes, if any, will be limited to the return represented by the applicable Call Premium, regardless of the performance of the SPY and the TLT as of the applicable Observation Date.

▪	If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Starting Value.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends, interest payments, or other benefits of owning units or shares of the SPY and TLT or the securities held by the SPY and TLT.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You wish to make an investment that cannot be automatically called prior to maturity.

▪	You believe that the performance of the TLT will be greater than the performance of the SPY from the pricing date to each Observation Date.

▪	You seek an uncapped return on your investment.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends, interest payments, or other distributions paid on the SPY and TLT or the securities held by the SPY and TLT.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-4

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels of the Relative Value Market Measure, Call Premiums, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

These examples are based on:

1)	the Starting Value of 100.00;

2)	the Threshold Value of 100.00;

3)	the Call Level of 100.00;

4)	an expected term of the notes of approximately one year and one week if the notes are not called on the first or second Observation Dates;

5)	a Call Premium of 4.00% of the Original Offering Price if the notes are called on the first Observation Date, 6.00% if called on the second Observation Date, and 8.00% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately six, nine, and twelve months after the pricing date.

The Ending Value will not include any income generated by dividends paid on units or shares of the SPY or TLT or the securities held by SPY or TLT, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level of the Relative Value Market Measure on one of the Observation Dates is equal to or greater than the Call Level. This will occur if the SPY has outperformed the TLT between the pricing date and the applicable Observation Date. For illustrative examples of how the Relative Value Return and, accordingly, the Observation Level on any Observation Date will be calculated, please see “Relative Value Market Measure” and “Examples of Relative Value Return” below.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.40 = $10.40 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is less than the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called on the second Observation Date at $10.00 plus the Call Premium of $0.60 = $10.60 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Levels on the first and second Observation Dates are less than the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called on the final Observation Date at $10.00 plus the Call Premium of $0.80 = $10.80 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price. For example, if the Ending Value is 80.00, the Redemption Amount per unit will be:

$10 –	[	$10 ×	(100.00 – 80.00)	]	= $8.000
100.00

Relative Value Strategic Accelerated Redemption Securities®	TS-5

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00

Call Level	100.00	100.00	100.00	100.00

Threshold Value	100.00	100.00	100.00	100.00

Observation Level on the First Observation Date	110.00	95.00	95.00	80.00

Observation Level on the Second Observation Date	N/A	105.00	93.00	78.00

Observation Level on the Final Observation Date	N/A	N/A	105.00	80.00

Relative Value Return	10.00%	5.00%	5.00%	-20.00%

Return of the Notes	4.00%	6.00%	8.00%	-20.00%

Call Amount / Redemption Amount per Unit	$10.40	$10.60	$10.80	$8.00

Relative Value Strategic Accelerated Redemption Securities®	TS-6

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

The Relative Value Market Measure

The Relative Value Market Measure measures the extent to which the performance of SPDR® S&P® 500 ETF Trust (the “SPY”) from its Initial SPY Price exceeds the performance of the iShares® Barclays 20+ Year Treasury Bond Fund (the “TLT”) from its Initial TLT Price as measured by their Relative Value Return. The level of the Relative Value Market Measure will be set to 100 on the pricing date. Investors should be of the view that the SPY will perform moderately better than the TLT over the term of the notes. The SPY and the TLT are further described below. The level of the Relative Value Market Measure will increase when the performance of the SPY exceeds the performance of the TLT, and will decrease when the performance of the TLT exceeds the performance of the SPY.

The Observation Level of the Relative Value Market Measure on any Observation Date will be the sum of (i) 100 plus (ii) the product of 100 and the Relative Value Return on the applicable Observation Date. The Relative Value Return will be a positive number if the SPY performs better than the TLT and a negative number if the TLT performs better than the SPY. The Relative Value Return will be determined as follows:

The Initial SPY Price will equal the Closing Market Price of the SPY on the pricing date. The Final SPY Price on any Observation Date will equal the Closing Market Price of the SPY on the applicable Observation Date multiplied by the SPY Price Multiplier.

The Initial TLT Price will equal the Closing Market Price of the TLT on the pricing date. The Final TLT Price on any Observation Date will equal the Closing Market Price of the TLT on the applicable Observation Date multiplied by the TLT Price Multiplier.

The Price Multiplier for each of the SPY and the TLT will be set to 1 on the pricing date, and is subject to adjustment for certain corporate events relating to the applicable ETF. See the section entitled “Description of the Notes—Anti-Dilution and Discontinuance Adjustments” beginning on page S-29 of product supplement ETF STR-1.

The level of the Relative Value Market Measure will only be determined by the calculation agent on each Observation Date, and will not be published at any time during the term of the notes.

Examples of Relative Value Return

Set forth below are four examples of the calculation of the Relative Value Return and Observation Levels (each rounded to two decimal places) based on hypothetical performances for the SPY and the TLT as of a hypothetical Observation Date during the term of the notes. The examples are based upon:

1)	a hypothetical Initial SPY Price of 100.00; and

2)	a hypothetical Initial TLT Price of 100.00.

The hypothetical Initial SPY Price and Initial TLT Price of 100.00 used in these examples have been chosen for illustrative purposes only, and do not represent a likely actual price of either SPY or TLT on the pricing date. For recent actual prices of the SPY and TLT, see “The Relative Value Market Measure” section beginning on page TS-7.

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
SPY
Initial SPY Price	100.00	100.00	100.00	100.00	100.00	100.00
Final SPY Price	110.00	105.00	95.00	95.00	97.00	110.00
SPY Return	10.00%	5.00%	-5.00%	-5.00%	-3.00%	10.00%
TLT
Initial TLT Price	100.00	100.00	100.00	100.00	100.00	100.00
Final TLT Price	105.00	115.00	98.00	93.00	110.00	97.00
TLT Return	5.00%	15.00%	-2.00%	-7.00%	10.00%	-3.00%
Relative Value Return	5.00%	-10.00%	-3.00%	2.00%	-13.00%	13.00%
Observation Level	105.00	90.00	97.00	102.00	87.00	113.00

Example 1 – The performance of SPY and TLT are both positive, and SPY outperforms TLT. Therefore, the Relative Value Return is positive.

Example 2 – The performance of SPY and TLT are both positive, and TLT outperforms SPY. Therefore, the Relative Value Return is negative.

Example 3 – The performance of SPY and TLT are both negative, and TLT outperforms SPY. Therefore, the Relative Value Return is negative.

Example 4 – The performance of SPY and TLT are both negative, and SPY outperforms TLT. Therefore, the Relative Value Return is positive.

Example 5 – The performance of SPY is negative and the performance of TLT is positive, and TLT outperforms SPY. Therefore, the Relative Value Return is negative.

Example 6 – The performance of SPY is positive and the performance of TLT is negative, and SPY outperforms TLT. Therefore, the Relative Value Return is positive.

Relative Value Strategic Accelerated Redemption Securities®	TS-7

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

The following graph sets forth the hypothetical historical month-end levels of the Relative Value Return from January 2008 through December 2013, based on historical month-end Closing Market Prices of the SPY and historical month-end Closing Market Prices of the TLT. Each data point within the graph represents the hypothetical Relative Value Return assuming the notes were priced 12 months earlier (a term expected to be similar to that of the notes). The hypothetical Relative Value Return is a percentage that is based on the Initial and Final Prices of the SPY and the TLT, calculated as described in this term sheet. This hypothetical historical data is not necessarily indicative of the future Relative Value Return or what the value of the notes may be. The hypothetical historical level of the Relative Value Return is not indicative of the return you will receive. Any hypothetical historical upward or downward trend in the Relative Value Return during any period set forth below is not an indication that the Relative Value Return is more or less likely to increase or decrease at any time over the term of the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-8

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-9 of product supplement ETF STR-1 and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the TLT outperforms the SPY as of each Observation Date and the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the SPY and/or a short position in the TLT.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-17. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪	The estimated value of the notes is not a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in units or shares of the SPY or the TLT or securities held by the SPY or the TLT) and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the performance of the SPY and the TLT may offset each other. For example, an increase in the performance of the SPY may be offset by a greater increase in the performance of the TLT.

▪	We cannot control actions by the investment advisers of the SPY or the TLT, which may adjust these exchange traded funds in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	The index sponsors may adjust the S&P 500® Index and the Barclays U.S. 20+ Year Treasury Bond Index (collectively, the “Underlying Indices”) in a way that affects their levels, and have no obligation to consider your interests.

▪	You will have no rights of a holder of the units or shares of the SPY or the TLT or the securities held by the SPY or TLT, and you will not be entitled to receive securities, dividends, interest payments, or other distributions on those securities.

▪	We, MLPF&S or our respective affiliates may from time to time own shares of the SPY or the TLT, stocks held by the SPY, or stocks included in the S&P 500® Index. However, except to the extent that the common stock of Bank of America Corporation, the parent company of MLPF&S, is held by the SPY or its Underlying Index, we MLPF&S or our respective affiliates do not control the SPY or the TLT, any company whose securities are held by the SPY or included in the S&P 500® Index, and are not responsible for any disclosure made by any other company.

Relative Value Strategic Accelerated Redemption Securities®	TS-9

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

▪	There are liquidity and management risks associated with the SPY and TLT.

▪	The performance of the SPY and TLT and the performance of the Underlying Indices may vary.

▪	Risks associated with the Underlying Indices or underlying assets of SPY and TLT will affect the Closing Market Prices of the SPY and TLT and hence, the value of the notes.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the SPY and the TLT. See “Description of the Notes —Anti-Dilution and Discontinuance Adjustments” beginning on page S-29 of product supplement ETF STR-1.

▪	There may be potential conflicts of interest involving the calculation agent, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page S-39 of product supplement ETF STR-1.

Additional Risk Factors

The return on the notes is based on the relative performance of the SPY and the TLT and does not directly track a positive position in the SPY.

You may receive a lower return on the notes than you could receive by directly investing in the SPY. Even if the SPY appreciates, you may not earn a positive return over the term of the notes. The return on the notes is based on the performance of the SPY less the performance of the TLT as determined on each Observation Date. On any Observation Date, in order for you to receive a positive return upon a call of the notes, the SPY must either (a) have increased from the Initial SPY Price by a percentage that is greater than or equal to any percentage increase of the TLT or (b) decreased from the Initial SPY Price by a percentage that is less than or equal to any percentage decrease of the TLT. If the notes are not called because the TLT has performed better than the SPY as of each Observation Date, you may receive a Redemption Amount at maturity that is less than the Original Offering Price, even if the price of the SPY has increased over the term of the notes.

Additional conflicts of interest may exist.

One of our subsidiaries, Barclays Capital Inc. (“BCI”), is the index publisher of the Barclays U.S. 20+ Year Treasury Bond Index, the underlying index of the TLT. In certain circumstances, BCI’s role as index publisher of the Barclays U.S. 20+ Year Treasury Bond Index could give rise to conflicts of interest. Even though the Barclays U.S. 20+ Year Treasury Bond Index will be calculated in accordance with certain rules, its calculation and maintenance require that certain judgments and decisions be made. The index publisher will be responsible for these judgments and decisions. As a result, the determinations made by the index publisher could affect the level of the Barclays U.S. 20+ Year Treasury Bond Index and, accordingly, decrease the amount payable under the notes. In making any determination with respect to the Barclays U.S. 20+ Year Treasury Bond Index, the index publisher is not required to consider your interests as a holder of the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-10

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond ETF, due March , 2015

Additional Terms of the Notes

Market Disruption Event on an Observation Date

If, for either the SPY or the TLT, (i) a Market Disruption Event occurs on a scheduled Observation Date or (ii) the calculation agent determines that any scheduled Observation Date is not a trading day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”) (in which case, SPY or TLT, as applicable, becomes an “Observation Date Affected Component”), the calculation agent will determine the Closing Market Price of the Observation Date Affected Component for such non-calculation day, and as a result, the value of the SPY and the TLT, as follows:

▪	The Closing Market Price of the SPY or TLT that is not an Observation Date Affected Component will be its Closing Market Price on such non-calculation day (i.e., on the scheduled Observation Date).

▪	The Closing Market Price of the Observation Date Affected Component will equal its Closing Market Price on the first trading day following that non-calculation day on which no Market Disruption Event occurs with respect to that Observation Date Affected Component; provided that the Closing Market Price will be determined (or, if not determined, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled trading day prior to the applicable scheduled Call Settlement Date, or, in the case of the final Observation Date, no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day.

The applicable Observation Date will be deemed to occur after the calculation agent has determined the value of each of the SPY and the TLT as provided above. If, due to a Market Disruption Event or otherwise, an Observation Date (other than the final Observation Date) is postponed as described in this section, the applicable Call Settlement Date on which the Call Amount for such Observation Date will be paid will be on or about the fifth business day following the Observation Date as so postponed. However, if the final Observation Date is postponed as described in this section, under no circumstances will the maturity date be postponed.

Relative Value Strategic Accelerated Redemption Securities®	TS-11

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

SPDR® S&P® 500 ETF Trust and the iShares® Barclays 20+ Year Treasury Bond Fund

We have derived the following information from publicly available documents published by Standard & Poor’s Depositary Receipts (“SPDR”) and iShares, Inc., a registered investment company. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with SPDR or iShares, Inc., and SPDR and iShares, Inc. will not have any obligations with respect to the notes.

This term sheet relates only to the notes and does not relate to the units or shares of the SPY or the TLT, or securities included in the SPY, the TLT, or either of the Underlying Indices described below. Neither we nor any of our affiliates have participated or will participate in the preparation of the publicly available documents regarding these ETFs. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the SPY or the TLT in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the units or shares of the SPY or the TLT have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the SPY or the TLT could affect the value of its units or shares on each Observation Date and therefore could affect your return on the notes. The selection of the SPY or the TLT is not a recommendation to buy or sell their shares.

SPDR® S&P® 500 ETF Trust

The SPY is a unit investment trust that issues securities called “trust units” or “units.” The SPY is organized under New York law and is governed by an amended and restated trust agreement between State Street Bank and Trust Company (the “Trustee”) and PDR Services LLC (the “Sponsor”), dated as of January 1, 2004 and effective as of January 27, 2004, as amended (the “Trust Agreement”). The SPY is an investment company registered under the Investment Company Act of 1940, as amended. The SPY commenced operations on January 22, 1993.

A trust unit represents an undivided ownership interest in a portfolio consisting of all of the common stocks of the S&P 500® Index. The SPY intends to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The expenses of the SPY are accrued daily and reflected in the net asset value of the SPY. After reflecting waivers (including earnings credits as a result of uninvested cash balances of the SPY), the SPY currently is accruing ordinary operating expenses at an annual rate of 0.0945%.

Information provided to or filed with the SEC by the SPY under the Investment Company Act of 1940, as amended, can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 884394.

The units of the SPY trade on the NYSE Arca under the symbol “SPY.”

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index

The S&P Dow Jones Indices LLC (the “S&P 500® Index Sponsor”) chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by the S&P 500® Index Sponsor for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$3.5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the S&P 500® Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the S&P 500® Index. Because of this the return on the notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the notes.

Computation of the S&P 500® Index

As of September 16, 2005, the S&P 500® Index Sponsor has used a full float-adjusted formula to calculate the S&P 500® Index. With a float-adjusted index, the share counts used in calculating the S&P 500® Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor (“IWF”) and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects.

Relative Value Strategic Accelerated Redemption Securities®	TS-12

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock option plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by certain asset managers, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Effective as of September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by these asset managers, were removed from the float for purposes of calculating the S&P 500® Index.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, the IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the S&P 500® Index Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the S&P 500® Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the multiple classes are combined into one class with an adjusted share count. In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the S&P 500® Index is the quotient of (1) the total float-adjusted market capitalization of the S&P 500® Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the S&P 500® Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require adjustments to the index divisor.

Additional information on the S&P 500® Index is available on the following website: http://www.standardandpoors.com. Information included on that website is not part of, or incorporated by reference in, this term sheet.

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Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

Historical Data of the SPY

The following table shows the quarterly high and low Closing Market Prices per unit of the SPY on its primary exchange from the first quarter of 2008 through January 27, 2014. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the SPY should not be taken as an indication of future performance of the SPY or what the value of the notes may be. Any historical upward or downward trend in the price per unit of the SPY during any period set forth below is not an indication that the price per unit of the SPY is more or less likely to increase or decrease at any time over the term of the notes.

		High ($)	Low ($)
2008	First Quarter	144.94	127.90
	Second Quarter	143.08	127.69
	Third Quarter	130.70	111.38
	Fourth Quarter	116.00	75.95

2009	First Quarter	93.44	68.11
	Second Quarter	95.09	81.00
	Third Quarter	107.33	87.95
	Fourth Quarter	112.67	102.54

2010	First Quarter	117.40	105.87
	Second Quarter	121.79	103.22
	Third Quarter	114.79	102.20
	Fourth Quarter	125.92	113.75

2011	First Quarter	134.57	126.21
	Second Quarter	136.54	126.81
	Third Quarter	135.46	112.26
	Fourth Quarter	128.68	109.93

2012	First Quarter	141.61	127.49
	Second Quarter	141.79	128.10
	Third Quarter	147.24	133.51
	Fourth Quarter	146.27	135.70

2013	First Quarter	156.73	145.53
	Second Quarter	167.11	154.14
	Third Quarter	173.14	161.16
	Fourth Quarter	184.67	165.48

2014	First Quarter (through February 4, 2014)	184.69	174.15

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the SPY.

Relative Value Strategic Accelerated Redemption Securities®	TS-14

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

iShares® Barclays 20+ Year Treasury Bond ETF

The TLT seeks results that correspond generally to the price and yield performance, before fees and expenses, of the long-term sector of the United States Treasury market as defined by the Barclays U.S. 20+ Year Treasury Bond Index. Barclays Bank PLC is the sponsor of The Barclays U.S. 20+ Year Treasury Bond Index. The Barclays U.S. 20+ Year Treasury Bond Index is a market capitalization index, which includes all publicly issued, U.S. Treasury securities that have a remaining maturity greater than 20 years, are non-convertible, are denominated in U.S. dollars, are rated investment grade (Baa3 or better) by Moody’s Investors Service, are fixed rate, and have more than $150 million par outstanding. Excluded from the Barclays U.S. 20+ Year Treasury Bond Index are certain special issues, such as flower bonds, targeted investor notes, and state and local government series bonds, and coupon issues that have been stripped from assets already included. The TLT has an expense ratio of approximately 0.15% per year

Information provided to or filed with the SEC by iShares, Inc. under the Investment Company Act of 1940, as amended, can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 930667.

The shares of the TLT trade on the NYSE Arca under the symbol “TLT.”

Historical Data of the TLT

The following table shows the quarterly high and low Closing Market Prices per unit of the TLT on its primary exchange from the first quarter of 2008 through January 27, 2014. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the TLT should not be taken as an indication of future performance of the TLT or what the value of the notes may be. Any historical upward or downward trend in the price per share of the TLT during any period set forth below is not an indication that the price per share of the TLT is more or less likely to increase or decrease at any time over the term of the notes.

		High ($)	Low ($)
2008	First Quarter	97.18	90.95
	Second Quarter	95.67	88.87
	Third Quarter	98.49	90.14
	Fourth Quarter	122.45	92.74

2009	First Quarter	116.65	100.56
	Second Quarter	106.37	88.19
	Third Quarter	98.84	90.40
	Fourth Quarter	99.70	89.46

2010	First Quarter	92.31	88.61
	Second Quarter	101.75	87.47
	Third Quarter	108.56	98.33
	Fourth Quarter	105.56	90.94

2011	First Quarter	93.92	88.19
	Second Quarter	97.64	89.88
	Third Quarter	123.13	93.61
	Fourth Quarter	123.87	110.24

2012	First Quarter	121.44	110.10
	Second Quarter	130.36	110.58
	Third Quarter	132.16	118.30
	Fourth Quarter	126.73	120.07

2013	First Quarter	120.32	114.95
	Second Quarter	124.00	107.88
	Third Quarter	110.41	102.13
	Fourth Quarter	108.31	101.81

2014	First Quarter (through February 4, 2014)	109.32	102.17

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the TLT.

Relative Value Strategic Accelerated Redemption Securities®	TS-15

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

The following graph compares the historical month-end Closing Market Prices of the SPY and the historical month-end Closing Market Prices of the TLT from January 2008 through December 2013. This historical data is not necessarily indicative of the future performance of either the SPY or the TLT or what the value of the notes may be. Any historical upward or downward trend in the price of the SPY and the price of the TLT during any period set forth below is not an indication that the performance of the SPY will exceed the performance of the TLT at any time over the term of the notes, or that the notes will be called on any Observation Date. On January 28, 2014, the Closing Market Price of SPY was 179.10 and the Closing Market Price of the TLT was 106.99.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the SPY and the TLT.

Relative Value Strategic Accelerated Redemption Securities®	TS-16

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the SPY and the TLT. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit Original Offering Price and will depend on the performance of the SPY and the TLT. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the SPY and the TLT, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-9 and “Use of Proceeds” on page S-23 of product supplement ETF STR-1.

Relative Value Strategic Accelerated Redemption Securities®	TS-17

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussions under “Material U.S. Federal Income Tax Considerations” beginning on page S-39 of product supplement ETF STR-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-126 of the Series A MTN prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement ETF STR-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement ETF STR-1 (for example, except as discussed under “Non-U.S. Holders” below, if you did not purchase your notes in the initial issuance of the notes).

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Relative Value Market Measure. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year, and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the notes in this free writing prospectus is materially correct.

As discussed further in product supplement ETF STR-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect. Other alternative treatments for your notes may also be possible under current law.

For a further discussion of the tax treatment of your notes as well as possible alternative characterizations, please see the discussions under “Material U.S. Federal Income Tax Considerations” in product supplement ETF STR-1, and “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion in “Risk Factors—General Risks Relating to the Notes—Significant aspects of the U.S. federal income tax treatment of the notes are uncertain” beginning on page S-16 of product supplement ETF STR-1. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) of the Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” Under recently proposed regulations, non-U.S. holders will not be subject to the withholding tax under Section 871(m) of the Code described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the Notes will not be subject to this tax.

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Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March , 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

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